Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in the Form 6-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in the Company’s Form 20-F for the year ended December 31, 2025.

Overview

Through its operating subsidiaries, Planet Image International Limited (the “Company,” “we,” “our,” and “us”) is an export-oriented manufacturer and seller of compatible toner cartridges based in the People’s Republic of China (“China” or the “PRC”), the United States of America (the “U.S.”) and Europe, with the mission to deliver high-quality and cost-effective printing solutions to consumers around the world with our proprietary technology, research and development capabilities and our integrated and localized sales, logistics and service platform.

Through the operating subsidiaries, we primarily develop and manufacture compatible toner cartridges that can be used for a wide range of commonly available models of laser printers from different manufacturers, on a white-label or third-party brand basis or under our self-owned brands. Through the operating subsidiaries, we have a wide international footprint through offline sales channels, and the operating subsidiaries’ products are mainly sold to customers in the U.S. and Germany. Customers of the operating subsidiaries primarily consist of wholesalers, dealers to retail customers. We believe that our integrated business model encompassing a value chain from research and development, patented technology, manufacturing, and operating localized sales branches, allows us to capture industry opportunities in a timely manner and provides us with stable growth potential. During the six months ended June 30, 2025 and 2026, our revenue was primarily generated from our customers in North America, Europe and Asia.

Through the operating subsidiaries, we sell our products: (i) to offline overseas customers who own their brands on an Original Design Manufacturer (“ODM”) basis; and (ii) to offline overseas dealers who primarily resell white-label products and self-branded products to end consumers. There is no major difference in terms of product capability between the ODM products and white-label products offered by the operating subsidiaries, and the main difference lies in product packaging and pricing.

Our revenue decreased by US$5.2 million, or 7.0%, from US$74.5 million for the six months ended June 30, 2025 to US$69.3 million for the six months ended June 30, 2026. For the six months ended June 30, 2025 and 2026, we realized a net loss of US$8.0 million and US$1.0 million, respectively. This decrease in net loss was mainly due to (i) a decrease in share-based compensation expenses of US$8.6 million, which were recognized solely during the six months ended June 30, 2025, (ii) a decrease in selling expenses of US$2.9 million, mainly due to lower payroll expense, sales commissions and platform advertising fees; and (iii) an increase in other non-operating income of US$2.6 million mainly generated from warehouse leasing; offset by (i) a decrease in gross profit of US$4.4 million attributable to our disposal of the online business and a decrease in revenue from offline sales to dealers due to increased U.S. tariff and material costs, and (ii) a shift from a foreign exchange gain of US$1.8 million to a foreign exchange loss of US$1.8 million, mainly due to exchange rate fluctuations. Both our online business and offline sales to dealers historically generated relatively higher gross profit margins, and the decrease in revenue from these higher-margin businesses had a corresponding adverse impact on our gross profit.

Major Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact the compatible toner cartridge industry including, among others, economic, political and social conditions in the PRC, export regulations or enforcement, economic and regulatory conditions or global trade policy of the U.S., Europe, or Asia, changes in the business strategies of U.S. customers, European customers, or Asian customers, any increase in customer demand for our products, raw material costs, and the competitive environment. Unfavorable changes in any of these general factors could adversely affect demand for our products and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Ability to retain existing customers or attract new customers

The compatible toner cartridge market is characterized by rapid technological development and continual introduction of new models. As a specialized manufacturer of toner cartridges, our future success depends largely on the number of customers using the operating subsidiaries’ products. To successfully maintain customer basis, we rely heavily on excellent product quality and functionality, and prompt responses to the latest developments in the compatible toner cartridge market. Some factors that may affect the ability of the operating subsidiaries to meet customer demands and to attract customers include: the ability to (i) develop or acquire the necessary technical know-hows to design and manufacture new products and to enhance or adapt existing products to respond to changes in printer technologies, market trends and customer demands; (ii) manage growth while maintaining the consistency of product quality, promote products to a broader base of prospective customers; and (iii) provide satisfactory customer support and after-sale services in a timely manner. We believe the operating subsidiaries’ strong design, research and development capabilities represent a key strength that allows us to provide patent-compliant products with advanced technologies to their customers.

Ability to manage inventories efficiently

Our inventories consist of raw materials, work-in-progress and finished goods. For self-branded products and white-label products, the operating subsidiaries’ sales and marketing department, based on their understanding of historical sales and perceived market trends, formulates annual sales targets at the Company’s level and at the regional level. The operating subsidiaries manufacture their ODM products on a made-to-order basis. We believe that maintaining an appropriate level of inventories helps the operating subsidiaries deliver their products to meet the market demands in a timely manner. Meanwhile, it is critical to keep close observation on changing sales condition due to change in consumer demand or preferences, change of marketing strategy by customers or incorrect estimation of the market demand for products, as well as technological upgrades of printer which renders the operating subsidiaries’ toner cartridge not compatible with it anymore and exposes us to risks of obsolete inventories. Our research and development capabilities have been instrumental to the quality and time-to-market of the operating subsidiaries’ products, which are our key strengths.

Ability to establish higher prices for our products

Our results of operations are affected by the pricing of the operating subsidiaries’ products. The operating subsidiaries generally price their products on the basis of a cost-plus calculation of the costs involved in manufacturing, and with reference to the prevailing market prices. The operating subsidiaries are generally able to charge higher price for their products as a result of their localized operation and ancillary services provided to offline customers including drop ship service, private labeling and customized packing services. We believe that the quality and reliability of the operating subsidiaries’ products coupled with their localized customer services are vital in maintaining customer loyalty and upholding their reputation and higher price of products.

Ability to control production and material costs

Our cost of inventory sold mainly consists of the raw materials used in production of toner cartridges such as OPC drums, toner and chips which form a major part of our cost of sales. The operating subsidiaries source raw materials predominantly from PRC suppliers. The prices of the operating subsidiaries’ raw materials are largely dependent on market forces, such as fluctuations of commodity prices, market supply and demand, and logistics and transport costs. As their business further grows in scale and the operating subsidiaries establish themselves as a major player in the China compatible toner cartridges industry, the operating subsidiaries expect to have higher bargaining power and hence more favorable terms from suppliers, including pricing and payment terms.

Impact related to global economic factors

The military invasion of Ukraine by Russia, which commenced in February 2022 and has continued since, and the sanctions against Russia resulting from such conflict have resulted in supply chain interruptions and have impaired our ability to compete in certain markets, and could otherwise subject us to potential liability. In 2024, to mitigate potential adverse impacts on our business and operating results caused by the Russia-Ukraine war, we proactively reduced the scale of our sales in Russia and Ukraine. For the six months ended June 30, 2025 and 2026, we did not generate any revenue from Russia or Eastern Europe. In addition, conflicts in the Middle East, particularly in the Iran region, have contributed to higher global oil prices due to risks of supply disruptions near the Strait of Hormuz. These developments have resulted in increased maritime insurance costs, route diversions, and delivery delays, thereby disrupting global supply chains and increasing logistics costs. For the six months ended June 30, 2026, we did not generate any revenue from Iran or the surrounding region. Notwithstanding the foregoing disruptions, based on management’s assessment, the Company did not experience any material increase in logistics costs for the six months ended June 30, 2026 as compared to the same period in 2025, and the Company has not been materially affected by the Red Sea route diversions or the Strait of Hormuz disruptions. As of the date of this report, we do not believe that our business segments, products, lines of service, projects, or operations have been materially impacted by the foregoing global supply chain disruptions, however, we cannot guarantee that we will not be materially impacted by the economic uncertainty and volatility in the markets in the future, especially in light of Russia’s invasion of Ukraine and the ongoing geopolitical tensions in the Middle East.

Global trade policies and tariffs

Our results of operations are subject to risks arising from global trade policies and tariff regimes that impact cross-border commerce. Because we manufacture compatible toner cartridges that are primarily sold into the U.S., European, and Asian markets, changes in trade relations, the imposition of new tariffs, or the modification of existing duties could directly affect our cost structure and pricing. For example, tariffs on finished goods could reduce the competitiveness of our products in key markets.

In addition, shifts in trade policy between the U.S., the European Union (the “EU”), Asian countries, and other jurisdictions may create uncertainty in demand, supply chain logistics, and customer purchasing behavior. Heightened trade restrictions or retaliatory measures could limit our ability to source materials efficiently or to serve customers on commercially favorable terms. Since 2018, the U.S. has imposed, and subsequently escalated, tariffs on a broad range of Chinese imports. Although certain temporary reductions in reciprocal tariff rates have been agreed upon from time to time as part of ongoing trade negotiations between the U.S. and China, a heightened tariff environment persists, and there is no assurance that such reduced tariff rates will be maintained, that further reductions will be achieved, or that additional tariffs or other trade restrictions will not be imposed with little or no warning. The additional tariffs imposed by the U.S. government on certain products imported from China may adversely impact our supply chain and cost structure.

Tensions between the U.S. and China have led to a series of tariffs being imposed by the U.S. on imports from mainland China, as well as other business restrictions. The rise in tariff costs has directly pushed up the import costs of our products when entering the U.S. market, which adversely impacted the gross margin that we earn on our products. Tariffs can also make our products more expensive for customers, which could make our products less competitive and reduce consumer demand. Our revenue generated from the U.S. market were US$42.5 million and US$28.2 million for the six months ended June 30, 2025 and 2026, representing 57.0% and 40.7% of our total revenues, respectively. We cannot guarantee that we will not be materially impacted by future changes in U.S. tariff rates or related trade policy uncertainties and market volatility, especially in light of potential adjustments to Sino-U.S. trade relations and tariff measures.

Although we continue to monitor developments in trade policy and evaluate alternative sales strategies, the ultimate impact of global trade policies and tariffs remains difficult to predict and could materially affect our sales volumes, margins, and overall financial performance.

Results of operations

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended June 30,		Change
	2025	2026	Amount	%
	(in USD in thousands)
Net revenue	$74,508	$69,276	$(5,232)	(7.0)%
Cost of revenue	(50,505)	(49,651)	854	(1.7)%
Gross profit	24,003	19,625	(4,378)	(18.2)%
Operating expenses:
Selling expenses	(18,909)	(16,029)	2,880	(15.2)%
General and administrative expenses	(8,368)	(3,252)	5,116	(61.1)%
Research and development expenses	(7,267)	(2,476)	4,791	(65.9)%
Total operating expenses	(34,544)	(21,757)	12,787	(37.0)%
Loss from operations	(10,541)	(2,132)	8,409	(79.8)%
Other income (expenses):
Other non-operating income, net	697	3,257	2,560	367.3%
Government subsidy	243	-	(243)	(100.0)%
Fair value loss on derivative instruments	(14)	-	14	(100.0)%
Foreign exchange gain (loss)	1,795	(1,760)	(3,555)	(198.1)%
Interest expense, net	(12)	(40)	(28)	233.3%
Total other income	2,709	1,457	(1,252)	(46.2)%
Loss before income tax expense	(7,832)	(675)	7,157	(91.4)%
Income tax expense	(207)	(365)	(158)	76.3%
Net loss	$(8,039)	$(1,040)	$6,999	(87.1)%

Key Components of Results of Operations

Net revenue

We generate revenue primarily from sales of compatible toner cartridges and, to a lesser extent, from sales of certain ancillary components of toner cartridges through both offline and online channels. For the six months ended June 30, 2025 and 2026, our total net revenue was US$74.5 million and US$69.3 million, respectively. During these periods, we derived substantially all of our revenue from sales of compatible toner cartridge products in North America, Europe, Asia and other markets, primarily Brazil.

The following table sets forth our net revenue by sales channel for the periods indicated.

	For the six months ended June 30,		Change
	2025	2026	Amount	%
	(in USD in thousands)
Offline sales to dealers	$39,384	$22,190	$(17,194)	(43.7)%
Offline sales to ODM customers	27,735	46,803	19,068	68.8%
Online sales to retail customers	7,389	283	(7,106)	(96.2)%
Total net revenue	$74,508	$69,276	$(5,232)	(7.0)%

The majority of our net revenue for the six months ended June 30, 2025 and 2026 was generated from North America, Europe and Asia. The following table sets forth the disaggregation of our net revenue by geographic region for the periods indicated.

	For the six months ended June 30,		Change
	2025	2026	Amount	%
	(in USD in thousands)
North America	$45,255	$32,289	$(12,966)	(28.7)%
Europe	22,273	27,500	5,227	23.5%
Asia	5,723	8,786	3,063	53.5%
Others	1,257	701	(556)	(44.2)%
Total net revenue	$74,508	$69,276	$(5,232)	(7.0)%

Cost of revenue

Our cost of revenue primarily consists of the following components: (i) inventory costs, which primarily include procurement costs for chips, toner and OPC drums; (ii) staff costs, which consist of salaries and benefits of production workers; (iii) depreciation expense relating to our plant, property and equipment used for production; (iv) freight charges incurred by us for delivering products from our factories to our warehouses abroad; (v) tariffs imposed on our products sold in the U.S.; and (vi) others, which primarily include overhead costs relating to consumables and electricity used for production.

The following table sets forth our cost of revenue by sales channel for the periods indicated.

	For the six months ended June 30,		Change
	2025	2026	Amount	%
	(in USD in thousands)
Offline sales to dealers	$27,283	$15,369	$(11,914)	(43.7)%
Offline sales to ODM customers	20,459	34,155	13,696	66.9%
Online sales to retail customers	2,763	127	(2,636)	(95.4)%
Total cost of revenue	$50,505	$49,651	$(854)	(1.7)%

Gross profit and gross profit margin

Gross profit represents our revenue less cost of sales. Our gross profit margin represents our gross profit as a percentage of our revenue. For the six months ended June 30, 2025 and 2026, our gross profit was US$24.0 million and US$19.6 million, respectively, and our gross profit margins were 32.2% and 28.3%, respectively.

The following table sets forth our gross profit and gross profit margin by sales channel for the periods indicated.

	For the six months ended June 30,
	2025		2026		Change
	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin	Amount	%
	(in USD in thousands)
Offline sales to dealers	$12,101	30.7%	$6,821	30.7%	$(5,280)	(43.6)%
Offline sales to ODM customers	7,276	26.2%	12,648	27.0%	5,372	73.8%
Online sales to retail customers	4,626	62.6%	156	55.1%	(4,470)	(96.6)%
Total gross profit	$24,003	32.2%	$19,625	28.3%	$(4,378)	(18.2)%

Selling expenses

Selling expenses primarily consist of: (i) salaries and benefits for our sales and marketing personnel; (ii) freight charges from our warehouses to our customers; (iii) depreciation relating to property, plant and equipment and leased properties used for selling and marketing purposes; (iv) consulting expenses; (v) office expenses; (vi) traveling expenses incurred by our sales and marketing personnel for business purposes; and (vii) others, which primarily include low-value consumables and insurance expenses.

General and administrative expenses

General and administrative expenses primarily consist of: (i) salaries and benefits for our administrative personnel; (ii) professional fees; (iii) office expenses, representing expenses for office supplies and consumables; (iv) utilities, which are primarily represented by water and electricity charges for administrative purposes; (v) depreciation and amortization expenses relating to our property, plant and equipment and leased properties used for administrative purposes; and (vi) others, which primarily include bad debt expenses, traveling, repair and maintenance, recruitment expenses, and other miscellaneous expenses for administrative purposes.

Research and development expenses

Research and development expenses primarily include: (i) share-based compensation expenses; (ii) costs for procuring materials for research and development activities; (iii) salaries and benefits for research and development personnel; (iv) depreciation, which represents depreciation expenses for property, plant and equipment used for research and development purposes; (v) patent registration-related expenses and patent litigation expenses; and (vi) others, which primarily include consumables, traveling expenses, utilities and miscellaneous expenses.

Other income

Other income primarily consists of: (i) other non-operating income, inclusive of income from warehouse services, and sales of scrap materials, which represent sales of excess miscellaneous materials left over from our production; (ii) foreign exchange gain or loss arising from currency exchange among U.S. Dollar (“US$”), Euro (“EUR”), Hong Kong Dollar, Renminbi (“RMB”) and Great British Pound; (iii) interest expense on short-term bank borrowings, and interest expense on lease liabilities, which is non-cash and calculated as the difference between lease payments and the net present value of the lease payments over the entire term of the lease.

Income tax expenses

The Cayman Islands and the British Virgin Islands (the “BVI”)

We were incorporated in the Cayman Islands and several of our wholly owned subsidiaries were incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands and the BVI.

Hong Kong

According to the Tax (Amendment) (No. 3) Ordinance 2018 published by the Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits has been lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (“IRO”)) for corporations. We were not subject to Hong Kong profit tax for any period presented as we did not have assessable profits during the periods presented.

United States

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act of 2017 (the “Tax Act”), which significantly changed previous U.S. tax laws, including a reduction of corporate income tax rate from 35% to 21% and a one-time transition tax on deemed repatriation of undistributed foreign earnings.

Europe

Our subsidiaries that were incorporated in EU countries, such as the Netherlands, Italy, and France, are subject to enterprise income tax on the respective country’s taxable income as determined under the tax laws and accounting standards at rates ranging from 16.5% to 28%.

Mainland PRC

Generally, our Mainland PRC subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%, except for certain of our Mainland PRC subsidiaries that are qualified as high and new technology enterprises under the PRC Enterprise Income Tax Law and are eligible for a preferential enterprise income tax rate of 15%. The enterprise income tax is calculated based on the entity’s global income as determined under Mainland PRC tax laws and accounting standards.

Our products are primarily subject to value-added tax at a rate of 13% on sales of compatible toner cartridges, in each case less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with Mainland PRC law.

Dividends paid by our Mainland PRC subsidiaries in Mainland China to our Hong Kong subsidiaries will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Double Taxation Avoidance Arrangement and receives approval from the relevant tax authority. If our Hong Kong subsidiaries satisfy all the requirements under the tax arrangement and receive approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiaries would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If we or any of our subsidiaries outside of Mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, such entity would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Under the PRC Enterprise Income Tax Law and the Notice on Improvements to Policies of Weighted Pre-tax Deduction of Research and Development Expenses, research and development expenses incurred by an enterprise in the course of carrying out research and development activities that have not formed intangible assets and are included in the profit and loss account for the current year are eligible for additional pre-tax deduction. Starting from January 1, 2021, besides deducting the actual amount of research and development expenses incurred, an enterprise is allowed an additional 100% deduction of such amount in calculating its taxable income for the relevant year, the rate of which was 75% before 2021. For research and development expenses that have formed intangible assets, the tax amortization is based on 200% of the costs of the intangible assets.

In accordance with the implementation rules of the PRC Enterprise Income Tax Law (the “EIT Law”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years, and an entity may re-apply for the HNTE certificate upon expiration of the prior certificate. Jiangxi Yibo E-Tech Co., Ltd., a subsidiary of the Company, has been recognized as an HNTE and renewed its HNTE certificate in 2025, which will expire on October 29, 2028. Accordingly, for the six months ended June 30, 2025 and 2026, Jiangxi Yibo E-Tech Co., Ltd. was eligible to enjoy a preferential tax rate of 15% under the EIT Law.

Comparison of Results of Operations for the Six Months Ended June 30, 2025 and 2026

Net revenue

Comparison by Sales Channel

For our offline sales to dealers, we mainly sell white-label products and self-branded products through our offline channels. Our revenue from offline sales to dealers decreased by 43.7%, from US$39.4 million for the six months ended June 30, 2025 to US$22.2 million for the six months ended June 30, 2026, mainly due to a decrease in market demand resulting from the imposition of higher U.S. tariffs.

For our direct offline sales to ODM customers, our revenue increased by 68.8%, from US$27.7 million for the six months ended June 30, 2025 to US$46.8 million for the six months ended June 30, 2026, which was primarily driven by a significant surge in order volumes resulting from our strategy of offering flexible packaging and pricing options to meet diverse customer requirements.

For our online sales, we mainly sell self-branded and household products through the Online Selling Platforms. Our revenue generated from online sales decreased by 96.2%, from US$7.4 million for the six months ended June 30, 2025 to US$0.3 million for the six months ended June 30, 2026, mainly due to the completion of our disposal of the online business in December 2025. Following the disposal, we operated only one remaining online store as of June 30, 2026, which conducted clearance sales during the period. We expect to complete the clearance of its remaining inventory by September 2026, after which its operations will cease entirely.

Comparison by Area

Our revenue generated from North America decreased by 28.7%, from US$45.3 million for the six months ended June 30, 2025 to US$32.3 million for the six months ended June 30, 2026, due to a decrease in market demand resulting from the imposition of higher U.S. tariffs.

Our revenue generated from Europe increased by 23.5%, from US$22.3 million for the six months ended June 30, 2025 to US$27.5 million for the six months ended June 30, 2026, primarily attributable to increased sales volumes resulting from our continuous market expansion efforts in the English and Dutch markets.

Our revenue generated from Asia increased by US$3.1 million, or 53.5%, from US$5.7 million for the six months ended June 30, 2025 to US$8.8 million for the six months ended June 30, 2026, primarily due to our market expansion in China.

Our revenue generated from others decreased by US$0.6 million, or 44.2%, from US$1.3 million for the six months ended June 30, 2025 to US$0.7 million for the six months ended June 30, 2026, mainly due to a market downturn in Brazil.

Cost of revenue

Our cost of revenue decreased from US$50.5 million for the six months ended June 30, 2025 to US$49.7 million for the six months ended June 30, 2026, primarily attributable to a US$6.7 million decrease in freight charges and U.S. tariffs due to the decreased sales volume of offline sales to dealers, which was offset by an increase in material costs of US$5.8 million driven by rising prices of raw materials, especially semiconductors and chips.

Gross profit and gross profit margin

Gross profit of offline sales to dealers decreased by 43.6%, from US$12.1 million for the six months ended June 30, 2025 to US$6.8 million for the six months ended June 30, 2026 with a relatively stable gross profit margin of around 30.7%, which was consistent with the decrease in sales revenue of offline sales to dealers.

Gross profit of offline sales to ODM customers increased by 73.8%, from US$7.3 million for the six months ended June 30, 2025 to US$12.6 million for the six months ended June 30, 2026, which was primarily driven by a significant surge in order volumes resulting from our strategy of offering flexible packaging and pricing options to meet diverse customer requirements. The gross profit margin increased from 26.2% to 27.0%, mainly due to more sales of new products with higher profit margin.

Gross profit of online sales to retail customers decreased by 96.6%, from US$4.6 million for the six months ended June 30, 2025 to US$0.2 million for the six months ended June 30, 2026, primarily due to the completion of our disposal of the online business in December 2025. Following the disposal, we operated only one remaining online store as of June 30, 2026, which conducted clearance sales during the period. We expect to complete the clearance of its remaining inventory by September 2026, after which its operations will cease entirely.

Selling expenses

Our selling expenses decreased from US$18.9 million for the six months ended June 30, 2025 to US$16.0 million for the six months ended June 30, 2026, primarily driven by (i) a decrease of US$1.7 million in payroll expense due to our control over employee compensation and (ii) a decrease of US$0.9 million in sales commissions and a decrease of US$0.7 million in platform advertising fees, consistent with the decrease in revenue from online business, partially offset by an increase in rent of US$0.5 million due to rising rental rates and an additional warehouse leased in the U.S.

General and administrative expenses

Our general and administrative expenses decreased by US$5.1 million, from US$8.4 million for the six months ended June 30, 2025 to US$3.3 million for the six months ended June 30, 2026, mainly due to (i) a decrease in share-based compensation expenses of US$4.1 million for shares granted to employees during the six months ended June 30, 2025; (ii) a decrease in professional fees of US$0.4 million resulting from lower audit and legal fees; and (iii) a decrease in credit losses of US$0.4 million due to the recovery of long-aged receivables.

Research and development expenses

Our research and development expenses decreased from US$7.3 million for the six months ended June 30, 2025 to US$2.5 million for the six months ended June 30, 2026, which was primarily attributable to a decrease in share-based compensation expenses of US$4.5 million for shares granted during the six months ended June 30, 2025.

Other income

For the six months ended June 30, 2025 and 2026, we recorded other income of US$2.7 million and US$1.5 million, respectively. The decrease was primarily attributable to (i) a swing of US$3.6 million from a foreign exchange gain of US$1.8 million for the six months ended June 30, 2025 to a foreign exchange loss of US$1.8 million for the six months ended June 30, 2026 due to fluctuations in exchange rates; and (ii) a decrease of US$0.2 million in government subsidies, which was partially offset by (iii) an increase in other non-operating income of US$2.6 million resulting from increased income from warehouse services.

Income tax expenses

Our income tax expenses increased from US$0.2 million for the six months ended June 30, 2025 to US$0.4 million for the six months ended June 30, 2026, primarily due to an increase in taxable income resulting from reduced utilization of tax loss carryforwards as compared to the six months ended June 30, 2025.

Net loss

As a result of the foregoing, we recorded net loss of US$8.0 million and US$1.0 million for the six months ended June 30, 2025 and 2026, respectively.

Liquidity and Capital Resources

As of June 30, 2026, we had US$24.8 million in cash and restricted cash, which consisted of (i) cash in mainland China of US$14.9 million; (ii) cash in the BVI of US$5.1 million; (iii) cash in the Cayman Islands of US$2.7 million; (iv) cash in Europe of US$1.2 million; (v) cash in the U.S. of US$0.5 million; and (vi) cash in the UK of US$0.4 million. As of December 31, 2025, we had US$54.0 million in cash and restricted cash, which consisted of (i) cash in mainland China of US$31.7 million; (ii) cash in the BVI of US$14.4 million; (iii) cash in the Cayman Islands of US$2.8 million; (iv) cash in the U.S. of US$1.5 million; (v) cash in Hong Kong of US$1.5 million; (vi) cash in Europe of US$1.4 million; and (vii) cash in the UK of US$0.6 million. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC by complying with certain procedural requirements. Therefore, there is no material restriction on foreign exchange that impairs our ability to transfer cash between entities, including to U.S. investors.

Our net cash used in operating activities for the six months ended June 30, 2025 and 2026, was US$4.5 million and US$19.8 million, respectively. Our principal sources of cash were our income from operations and bank loans. Most of our cash resources were used to pay for the procurement of raw materials, purchase of equipment and property, and payroll and rental expenses. We believe that our current cash and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30,		Change
	2025	2026	Amount	%
Net cash used in operating activities	$(4,493)	$(19,767)	$(15,274)	340.0%
Net cash provided by (used in) investing activities	3,499	(10,212)	(13,711)	(391.9)%
Net cash provided by financing activities	7,661	1,378	(6,283)	(82.0)%
Effects of exchange rate changes	309	(485)	(794)	(257.0)%
Net increase (decrease) in cash and restricted cash	6,976	(29,086)	(36,062)	(516.9)%
Cash and restricted cash, at beginning of the period	45,886	53,909	8,023	17.5%
Cash and restricted cash, at end of the period	$52,862	$24,823	$(28,039)	(53.0)%

Operating activities

For the six months ended June 30, 2026, our net cash used in operating activities was US$19.8 million, which was primarily attributable to (i) a net loss of US$1.0 million; (ii) an add-back adjustment for non-cash items of a net amount of US$0.9 million, inclusive of provision for inventory reserve, amortization and depreciation, and other non-cash items; and (iii) changes in working capital that negatively affected the cash flow from operating activities, primarily including (a) a decrease in accounts payable of US$7.5 million and an increase in prepaid expenses and other current assets of US$4.0 million, which was slightly offset by a decrease in inventory of US$1.1 million, primarily for materials procurement in advance, especially for semiconductors and chips so as to secure operational resources for future production under strained market capacity; (b) an increase of US$2.7 million in accounts receivable, mainly due to lower collections resulting from longer payment terms extended as preferential terms to our customers; (c) a decrease of US$5.2 million in accrued expenses and other current liabilities, mainly due to the decrease in freight charges and tariffs associated with lower overseas inventory levels resulting from the decrease in offline sales to dealers; and (d) a decrease in operating lease liabilities of US$1.1 million for rental payments.

For the six months ended June 30, 2025, our net cash used in operating activities was US$4.5 million, which was primarily attributable to (i) a net loss of US$8.0 million; (ii) an add-back adjustment for non-cash items of a net amount of US$11.6 million, inclusive of share-based compensation, provision for inventory reserve, amortization and depreciation, and other non-cash items; and (iii) changes in working capital that negatively affected the cash flow from operating activities, primarily including (a) an increase of US$5.5 million in accounts receivable, primarily due to the increased sales volume from offline ODM customers, which were subject to longer payment terms; (b) a decrease of US$3.4 million in accrued expenses and other current liabilities, mainly due to the decrease in payroll payable; and (c) a decrease of US$7.5 million in accounts payable and notes payable, mainly due to the decline in procurement volume; and mainly offset by (iv) changes in working capital that positively affected the cash flow from operating activities, primarily including (a) a decrease in inventories of US$5.4 million resulting from the lower procurement volume compared to the year-end peak sales season and the increased sales volume from offline ODM customers with lower inventory requirements, and (b) a decrease of US$3.0 million in prepaid expenses and other current assets, mainly due to lower advance payments to vendors and a decrease in prepaid expenses.

Investing activities

For the six months ended June 30, 2026, our net cash used in investing activities was US$10.2 million, which mainly consisted of (i) a loan provided to a third party of US$7.2 million; (ii) purchases of short-term investments of US$2.2 million; (iii) purchases of long-term investments of US$1.4 million; and (iv) purchases of equipment of US$0.9 million for production, partially offset by proceeds from sales of short-term investments of US$1.4 million.

For the six months ended June 30, 2025, our net cash provided by investing activities was US$3.5 million, which mainly consisted of proceeds of US$6.5 million from sales of short-term investments, offset by purchases of short-term investments of US$2.6 million.

Financing activities

For the six months ended June 30, 2026, our net cash provided by financing activities was US$1.4 million, which consisted of net proceeds of US$1.4 million from short-term bank borrowings.

For the six months ended June 30, 2025, our net cash provided by financing activities was US$7.7 million, which consisted of net proceeds of US$7.7 million from short-term bank borrowings.

Capital expenditures

Our capital expenditures are incurred primarily in connection with the purchase of molds for production, upgrades of production equipment, purchases of motor vehicles and electronic and other equipment for office use, and office renovations. Our capital expenditures were US$0.4 million and US$0.9 million for the six months ended June 30, 2025 and 2026, respectively. We will continue to make capital expenditures to support the expected growth of our business.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2026:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years
	(in USD in thousands)
Borrowings	$32,663	$24,149	$8,514	$-
Lease obligations	9,350	2,506	4,786	2,058
Total	$42,013	$26,655	$13,300	$2,058

Capital commitments relate to the purchase of property and equipment, including leasehold improvements. Operating lease obligations consist of leases in relation to certain offices and buildings, plants and other property for our sales and after-sales network.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2026.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Trend Information

Other than as disclosed below and elsewhere in this report on Form 6-K, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2026 to June 30, 2026 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Critical Accounting Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the unaudited condensed consolidated financial statements.

We prepare our financial statements in conformity with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our unaudited condensed consolidated financial statements and other disclosures included in this report. When reviewing our unaudited condensed consolidated financial statements, you should consider (i) our selection of critical accounting policies; (ii) the judgments and other uncertainties affecting the application of such policies; and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date, and revenues and expenses during the reported periods. Significant accounting estimates include, but are not limited to, allowance for credit losses, impairment provision for inventories, useful lives and impairment of long-lived assets, determination of the fair value of derivative instruments and derivative liabilities arising from foreign exchange forward contracts, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

Accounts receivable, net

Accounts receivable are recognized in the period when we have provided services to our customers and when our right to consideration is unconditional. We adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on January 1, 2023 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previously incurred loss impairment model. The adoption of the new standard did not have a material effect on our unaudited condensed consolidated financial statements.

Accounts receivable are stated net of provision for credit losses. We have developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. We consider historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating current expected credit losses.

Inventories, net

Inventories, primarily consisting of raw materials, goods in transit, work in progress and finished goods, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. We write down the cost of obsolete and slow-moving inventories to the estimated net realizable value, based on inventory obsolescence trends, historical experience, forecasted consumer demand and application of the specific identification method.

Revenue recognition

Our revenues are mainly generated from the sales of compatible toner cartridges through offline and online channels. We provide products: (i) to offline overseas customers who own their brands on an ODM basis; (ii) to offline overseas dealers who primarily sell our self-branded products and white-label products to end consumers; and (iii) directly to customers on a retail basis under our self-owned brands through online retail platforms. There is no major difference in terms of product capability between our ODM products, white-label products and self-owned brand products, and the main difference lies in product packaging and pricing.

We usually enter into sales orders with customers or receive online sales orders, in which we identify the only performance obligation is to transfer the promised products stated in the sales order. We perform shipping services before the products are delivered at the designated place. Shipping service is determined as an activity to fulfill our promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. In the normal course of business, our warranties are limited to product specifications, and we do not accept product returns unless the item is defective as manufactured. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. We establish provisions for both estimated returns and warranties when revenue is recognized.

Revenues represent the amount of consideration to which we are entitled, including product settlement price, net of value-added tax (“VAT”), surcharges, discounts and returns, if any. The transaction price is variable, adjusted by return allowances and rebates, which we estimate using the expected value method and update to faithfully represent the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period. We consider ourselves a principal as we self-produce all the products. We recognize revenue from the sales of compatible toner cartridges at a point in time when control of the products is transferred to the customers upon customers’ acceptance on a gross basis. Payment is usually required within four months after the issuance of an invoice for offline customers, and the consideration for online orders is collected in advance of shipment by the online platform. Therefore, it is probable that we will collect substantially all of the consideration without the existence of any significant financing component.

Disaggregation of Revenue

We disaggregate our revenue from contracts by sales channel and region, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. Our disaggregation of revenues for the six months ended June 30, 2025 and 2026 are disclosed in Note 18 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Contract balance

When either party to a revenue contract has performed, we present the contract in the unaudited condensed consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment. We merely incur cost to obtain a contract with a customer. We present any unconditional rights to consideration separately as a receivable. We do not have any contract asset.

We present the consideration that a customer pays before we transfer products to the customer as a contract liability (advance from customers) when the payment is made. Advance from customers is our obligation to transfer products to a customer for which we have received consideration from the customer.

Recent accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this report.

We are an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (the “JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition periods, which may result in our financial statements not being comparable to those of companies that comply with public company effective dates. However, this election will not apply should we cease to be classified as an EGC.